                                                                    Exhibit 12.1

                      RATIO OF EARNINGS TO FIXED CHARGES
                          ($000s, except for ratios)


                                      Three Months
                                         Ended                          Year Ended December 31,
                                        March 31,       ----------------------------------------------------
                                          1996            1995        1994       1993        1992      1991
                                      ------------      -------     -------    -------     -------   -------

Net income                              $10,233          $(6,108)    $ 7,364    $38,102     $39,688   $20,850
Income taxes                              5,811           (2,158)      4,160     17,529      18,757    11,933
                                        -------          -------     -------    -------     -------   -------
Pre-tax income                           16,044           (8,266)     11,524     55,631      58,445    32,783
                                        -------          -------     -------    -------     -------   -------

Add:
  Interest expense on indebtedness        9,454           37,160      31,434     12,456      10,449    13,022
  Amortization of debt expense              479            1,585       1,251          -           -         -
  Portion of rents representative of
    the interest factor                     135              590         354      1,218         558        85
                                        -------          -------     -------    -------     -------   -------
Total fixed charges                      10,068           39,335      33,039     13,674      11,007    13,107
                                        -------          -------     -------    -------     -------   -------

Income as adjusted                      $26,112          $31,069     $44,563    $69,305     $69,452   $45,890
                                        =======          =======     =======    =======     =======   =======

Total fixed charges per above           $10,068          $39,335     $44,563    $13,674     $11,007   $13,107

Interest capitalized                        290            1,460       1,480      4,905       2,100     1,300
                                        -------          -------     -------    -------     -------   -------
Total fixed charges                     $10,358          $40,795     $34,519    $18,579     $13,107   $14,407
                                        =======          =======     =======    =======     =======   =======

Ratio of earnings to fixed charges         2.52              .76        1.29       3.73        5.30      3.19
                                        =======          =======     =======    =======     =======   =======

        For the purpose of computing the ratio of earnings to fixed charges, earnings consist of income before income taxes and fixed charges. Fixed charges consist of (i) interest (including capitalized interest, but excluding amortization of amounts previously capitalized) on all indebtedness; (ii) amortization of debt discount and expense; and (iii) that portion (one-third) of rental expense which the Company believes to be representative of interest.